Exhibit 15.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (No. 333-217450) on Form S-8 and (No. 333- 255911) on Form F-3 of voxeljet AG (the Company) of our report dated May 7, 2020, with respect to the consolidated statements of comprehensive loss, changes in equity, and cash flows of the Company for the year ended December 31, 2019, and the related notes, before the effects of the adjustments for the correction of the errors and retrospective adjustments described in Note 2, which report appears in the December 31, 2021 annual report on Form 20-F of the Company.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

Munich, Germany
March 31, 2022